April 24, 2014
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:	Platinum Edge
Nationwide Investment Services Corporation
SEC File No. 333-49112
CIK 0001127203
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the national distributor, respectfully requests acceleration of the effective date of the registration statement. It is desired that the registration statement become effective on May 1, 2014.
The undersigned is an Officer of Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the registration statement.
In addition, Nationwide Investment Services Corporation acknowledges that:
•	The Commission staff has not passed upon the accuracy or adequacy of the prospectus;
•	The acceleration of the effectiveness of this registration statement neither relieves the national distributor of its responsibility for accurate and adequate disclosure in its prospectus nor does it foreclose the Commission from taking any action with respect to the filing; and
•	The national distributor will not assert, as a defense in any subsequent proceeding initiated by the Commission or any other party against the national distributor, the acceleration of the effective date of said registration statement.
Please call Ben Mischnick at (614) 677-6123 should you have any questions.
Sincerely,
Nationwide Investment Services Corporation
/s/ TERRY C. SMETZER
Terry C. Smetzer
Associate Vice President
Finance Operations
cc:	Ms. Naseem Nixon